May 25, 2016

VIA EDGAR

Marianne Dobelbower, Sr. Disclosure Counsel

Christina DiAngelo Fettig, Sr. Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

TCG Financial Series Trust

I (File Nos.: 333-189479; 811-22826)

TCG Financial Series Trust II (File Nos: 333-189480; 811-22827)

TCG Financial Series Trust III (File Nos.: 333-189482; 811-22828)

TCG Financial Series Trust IV (File Nos.: 333-189483; 811-22829)

TCG Financial Series Trust V (File Nos.: 333-189484; 811-22830)

TCG Financial Series Trust IV (File Nos.: 333-189485; 811-22831)

TCG Financial Series Trust VII (File Nos.: 333-189486; 811-22832)

TCG Financial Series Trust VIII (File Nos.: 333-189487; 811-22833)

TCG Financial Series Trust IX (File Nos.: 333-189489; 811-22834)

TCG Financial Series Trust X (File Nos.: 333-189490; 811-22835)

(each a “Registrant”, and collectively, “the Registrants”)

Dear Ms. Dobelbower & Mrs. Fettig DiAngelo,

This letter supplements to the prior response dated April 12, 2016 to your SOX review providing comments to the Registrants’ Post-Effective Amendment filed on October 28, 2015 pursuant to Rule 485(b) and 2015 Annual Report, Form N-CSR filed on September 11, 2015.

Please find below the revised response to your  previous comment.

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1. You have asked that, to the extent that Catalyst, as the new Advisor, would be eligible to recoup expenses that were previously waived by the original Advisor, provide an analysis as to why that would be appropriate.

Response:

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Catalyst Capital Advisors has agreed not to seek recapture of the advisory fees waived by the Registrants’ prior adviser.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc:    James Szilagyi